

17004510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 67093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** AND ENDING **12/31/16**
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mann Mann Jensen Partners LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue, 24th Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Werner Graser   917-472-7450
                                                       (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC

(Name – if individual, state last, first, middle name)

316 Alexander St, Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, WERNER GRASER , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
MANN MANN JENSEN PARTNERS LP , as
of 12/31 , 2016 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT & CEO

Title

Notary Public

HOMAN ALAEI
Notary Public - State of New York
NO. 01AL6336784
Qualified in New York County
My Commission Expires Feb 8, 2020

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANN MANN JENSEN PARTNERS LP

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MANN MANN JENSEN PARTNERS LP

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Mann Mann Jensen Partners LP

We have audited the accompanying statement of financial condition of Mann Mann Jensen Partners LP as of December 31, 2016, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Mann Mann Jensen Partners LP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mann Mann Jensen Partners LP as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Mann Mann Jensen Partners LP's financial statements. The supplemental information is the responsibility of Mann Mann Jensen Partners LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 6, 2017

MANN MANN JENSEN PARTNERS LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:	
Cash & cash equivalents	178,090
Accounts receivable	17,901
Due from related party	31,474
Advances	95,358
Prepaid expenses	6,441
Deferred tax asset	24,000
Total current assets	353,264
FURNITURE AND EQUIPMENT	24,812
Less accumulated depreciation	(23,424)
Furniture and equipment - net	1,388
TOTAL	354,652

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES	
Commissions payable	14,000
Accounts payable and accrued expenses	23,637
TOTAL	37,637
PARTNERS' CAPITAL	317,015
TOTAL	354,652

The accompanying notes are an integral part of these financial statements.

2

MANN MANN JENSEN PARTNERS LP

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE: Commissions	$	650,141
EXPENSES:		
Employee benefits and compensation		847,402
Commissions		114,205
Travel		170,923
Regulatory fees		40,555
Rent		48,546
Marketing expense		13,964
Accounting		32,000
Computer and technology		15,674
Telephone		12,981
Legal and professional fees		31,496
Office		3,832
Insurance		132,179
Depreciation		1,195
Other operating expenses		10,800
Total expenses		1,475,752
NET LOSS	$	(825,611)

The accompanying notes are an integral part of these financial statements.

3

MANN MANN JENSEN PARTNERS LP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016

	General Partner	Limited Partners	Total
Balance - beginning of year	$ 3,147	$ 739,479	$ 742,626
Net loss	(2,726)	(822,885) $	(825,611)
Capital Contribution		400,000 $	400,000
Balance - end of year	$ 421	$ 316,594	$ 317,015

MANN MANN JENSEN PARTNERS LP

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:		
Net Loss	$	(825,611)
Adjustments to reconcile net income to net cash		
provided in operating activities		
Depreciation		1,195
Decrease in accounts receivable		65,986
Increase in prepaid expenses		(3,000)
Decrease in commission payable		(14,660)
Increase in accounts payable and accrued expenses		4,650
Net cash used by operating activities		(771,440)
FINANCING ACTIVITIES:		
Partner's capital contributions		400,000
Increase in member's advances		(78,007)
Net cash provided by financing activities		321,993
NET DECREASE IN CASH		(449,447)
CASH AT BEGINNING OF YEAR		627,537
CASH AT END OF YEAR		178,090

The accompanying notes are an integral part of these financial statements.

5

MANN MANN JENSEN PARTNERS LP

Notes to Financial Statements
Year Ended December 31, 2016

1. Organization and Nature of Business

Mann Mann Jensen Partners LP (the "Company"), formerly known as Vega Securities LP and Proxima Alfa Securities LP, was organized in 2005 as a limited partnership under the laws of the State of Delaware. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also is an introducing broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA) and the Municipal Securities Rulemaking Board (MSRB). The Company operates from its office located in New York City.

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

The General Partner, which has a 0.33% ownership interest, has full and complete control of all affairs of the Company, and the management and control of the Company's activities. Limited partners are only liable for the losses, debts, and obligations of the Company. Allocation of income, losses, and distributions are made in accordance with each partner's respective ownership interest.

Subject to any limitations in the Delaware limited partnership law, a limited partner may not withdraw any part of its capital account from the Company or receive any distribution from the Company except as approved by the General Partner.

2. Summary of Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

6

MANN MANN JENSEN PARTNERS LP

Notes to Financial Statements
Year Ended December 31, 2016

---

2. **Summary of Significant Accounting Policies (continued)**

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - The Company earns commissions for introducing new investors principally to private investment funds and investment managers. Commissions earned are computed based on the contractually agreed-upon portion of the fees charged by each manager to the investment funds. The Company is studying new revenue recognition standards for broker-dealers and will be implementing as required.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

During the year ended December 31, 2016, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

Fair value of financial instruments - The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable, approximate fair market value due to the short-term maturities of these instruments.

Accounts receivable - Accounts receivable are customer accounts receivable carried at estimated net realizable value. Management believes that all accounts receivable as of December 31, 2016 are fully collectible. Accordingly, no allowance for bad debts has been recorded at December 31, 2016

Property, equipment and depreciation - Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Depreciation is provided on the straight-line basis at rates based on the following estimated useful lives:

Equipment   3-5 years

MANN MANN JENSEN PARTNERS LP

Notes to Financial Statements
Year Ended December 31, 2016

2.   **Summary of Significant Accounting Policies (continued)**

        Furniture and Fixtures   7 years

Expenditures for maintenance and repairs are charged to operations as incurred.

Income taxes - The Company is taxed as a partnership for federal and state income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company operates in New York City, which imposes an income tax on unincorporated businesses. A provision for unincorporated business tax expense has been recorded in the financial statements.

The Company files its U.S. partnership income tax returns using the cash basis of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The deferred tax asset is comprised of net operating loss carryforwards on tax imposed by the city of New York on limited partnerships.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company files income tax returns for federal, state and city jurisdictions.

Subsequent events - The Company evaluated subsequent events to February 6, 2017, the date the financial statements were issued. There were no additional events or transactions occurring

MANN MANN JENSEN PARTNERS LP

Notes to Financial Statements

Year Ended December 31, 2016

during this subsequent event reporting period which require recognition or disclosure in the financial statements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require the maintenance of minimum net capital of $45,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules provide that equity capital may not be withdrawn if, among other things, the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $154,453 which was $109,453 in excess of its required net capital. The Company's percentage of aggregate indebtedness to net capital was 24.37%.

4. Transactions with Related Parties and Concentrations

For the year ended December 31, 2016 the company earned $174,564 (27% of total revenue) in commissions from Forum Asset Management, LLC ("Forum"), a limited partner.

At December 31, 2016, the Company had an accounts receivable of $31,474 with Forum and $95,358 from a member.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are

9

MANN MANN JENSEN PARTNERS LP

Notes to Financial Statements

Year Ended December 31, 2016

owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Lease

The Company leases space on a month to month shared services agreement. The lease expense for 2016 was $45,371.

MANN MANN JENSEN PARTNERS LP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

	SCHEDULE I
TOTAL PARTNERS' CAPITAL QUALIFIED FOR NET CAPITAL	317,015
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable - net of commissions payable	(35,375)
Advances	(95,358)
Prepaid expenses	(6,441)
Net fixed assets	(1,388)
Deferred tax asset	(24,000)
NET CAPITAL	154,453
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	37,637
Total aggregate indebtedness	37,637
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required, greater of 6 2/3% of	
aggregate indebtedness, or $45,000	45,000
Excess net capital	109,453
Net capital in excess of the greater of: 10% of aggregate	
indebtedness or 120% of minimum net capital requirement	100,453
Percentage of aggregate indebtedness to net capital	24.37%

There is no material difference in the above computation and the Company's
net capital as reported in the Company's Part IIA (unaudited) FOCUS report
as of December 31, 2016

11

MANN MANN JENSEN PARTNERS LP

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securites. Under this exemption, the Company is not required to maintain a reserve account for the benefit of, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control or any customer funds or securities.

12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Mann Mann Jensen Partners LP

We have reviewed management's statements, included in Mann Mann Jensen Partners LP's Exemption Report, in which (1) Mann Mann Jensen Partners LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mann Mann Jensen Partners LP claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Mann Mann Jensen Partners LP stated that Mann Mann Jensen Partners LP met the identified exemption provisions throughout the most recent fiscal year without exception. Mann Mann Jensen Partners LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mann Mann Jensen Partners LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Compay CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 6, 2017



Mann Mann Jensen Partners LP

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management of MANN MANN JENSEN PARTNERS LP (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers··. We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 (without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

MANN MANN JENSEN PARTNERS LP
Officer Name: Werner Graser
Officer Title: President and Chief Compliance Officer

Date: February 6. 2017

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Mann Mann Jenson Partners LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Mann Mann Jenson Partners LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mann Mann Jenson Partners LP's compliance with the applicable instructions of Form SIPC-7. Mann Mann Jenson Partners LP's management is responsible for Mann Mann Jenson Partners LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 6, 2017

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/16**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mann Mann Jensen Partners LP

733 Third Avenue, 24th Floor

New York, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $1624.92

   B. Less payment made with SIPC-6 filed (exclude interest)   (881.77   )

      _____ Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   743.15

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $743.15

   G. PAYMENT: ✓ the box
      Check mailed to P.O. Box [✓] Funds Wired [ ] $ 743.15
      Total (must be same as F above)

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MANN MANN JENSEN PARTNERS LP
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **24** day of **JANUARY**, 20**17**.

PRESIDENT & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending _____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $650,142

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

Interest income   175

(Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
        Code 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities
        accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   175

2d. SIPC Net Operating Revenues $649,967

2e. General Assessment @ .0025 $1624.92

(to page 1, line 2.A.)

2